UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Pegasystems Inc.

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

705573 10 3 (CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 705573 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): N/A Alan Trefler

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 21,764,230 shares 6. Shared Voting Power 0 shares 7. Sole Dispositive Power 21,764,230 shares 8. Shared Dispositive Power 0 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,764,230 shares

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 63.0%

12.	Type of Reporting Person (See Instructions) IN

Item 1(a).    Name of Issuer

Pegasystems Inc. (“Pegasystems”)

Item 1(b).    Address of Issuer’s Principal Executive Offices

101	Main Street
Cambridge,	MA 02142

Item 2(a).    Name of Person Filing

Alan Trefler

Item 2(b).    Address of Principal Business Office or, if None, Residence

The business address of the reporting person is:

c/o Pegasystems Inc.

101 Main Street

Cambridge,	MA 02142

Item 2(c).    Citizenship

United States

Item 2(d).    Title of Class of Securities

Common Stock, $.01 par value per share (the “Common Stock”), of Pegasystems

Item 2(e).    CUSIP No.

705573	10 3

Item 3.    If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) check whether the person filing is a:

Not Applicable.

Item 4.    Ownership

(a)	Amount beneficially owned:

Alan Trefler is the beneficial owner of 21,764,230 shares of Common Stock.

(b)	Percent of class:

The 21,764,230 shares of Common Stock beneficially owned by Alan Trefler represent 63.0% of the outstanding shares of Common Stock.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

21,764,230

(ii)	Shared power to vote or to direct the vote:

0

(iii)	Sole power to dispose or to direct the disposition of:

21,764,230

(iv)	Shared power to dispose or to direct the disposition of:

0

The foregoing percentages were calculated based on the 34,573,225 shares of Common Stock reported to be outstanding in the Quarterly Report on Form 10-Q for Pegasystems filed on October 23, 2003.

Item 5.    Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item	7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable.

Item 8.    Identification and Classification of Members of the Group

Not Applicable.

Item 9.    Notice of Dissolution of Group

Not Applicable.

Item 10.    Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2004                                                                          By: /s/ ALAN TREFLER

    Alan Trefler